Filed Pursuant to Rule 424(b)(3)
File No. 333-140548

APPLE REIT EIGHT, INC.

STICKER SUPPLEMENT TO

SUPPLEMENT NO. 2 DATED AUGUST 21, 2007

Supplement No. 2 to be used with

PROSPECTUS DATED JULY 19, 2007

Summary of Supplement to Prospectus (See Supplement for Additional Information)

Supplement No. 2 (cumulative, replacing the prior sticker supplement) dated August 21, 2007 provides our recent unaudited financial information and certain additional information about us.

As of July 27, 2007, we completed our minimum offering of 4,761,905 units at $10.50 per unit and raised gross proceeds of $50,000,000 and proceeds net of selling commissions and marketing expenses of $45,000,000. Each unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per unit in accordance with the prospectus.